Klondex Reports Strong Second Quarter 2016 Results; Achieves Record Revenue and Operating Cash Flow
On Track to Achieve Full Year Production and Cost Guidance
Vancouver, BC - August 9, 2016 - Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) ("Klondex", the "Company", "we", "our", or "us") is pleased to announce its operational and financial results for the second quarter of 2016 as well as recent developments. This press release should be read in conjunction with our second quarter 2016 interim financial statements and related management's discussion & analysis ("MD&A"), which are available on our website (www.klondexmines.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). All dollar amounts included in this press release are expressed in thousands of United States dollars, unless otherwise noted, and are based on our financial statements and MD&A, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. References to "Notes" refers to the notes contained in the second quarter 2016 interim financial statements.
Second Quarter 2016 Highlights

•	Health, Safety, and Environmental - No lost-time injuries or environmental citations at Fire Creek, Midas or True North.

•
Cash Flows and Liquidity - Maintained strong financial position and liquidity. Quarter end cash balance of $36.9 million, working capital of $29.5 million (ratio of 1.8:1), and total liquidity of $54.5 million when including the Revolver availability.

•
Ounces Sold and Financial Results - Sold 37,914 gold equivalent ounces ("GEOs"), consisting of 32,499 gold ounces and 408,316 silver ounces, as ore grades and milling rates increased from the prior quarter. Revenue of $48.0 million from average selling prices per gold and silver ounce of $1,266 and $16.78, respectively. Net income of $7.1 million (or $0.05 per share - basic).

•
Mine Operations and Performance Measures - Produced a record 41,436 GEOs. Averages operating metrics were: 947 ore tons milled per day, 0.44 oz/ton gold mill head grade, 5.72 oz/ton silver mill head grade, 0.52 oz/ton GEO mill head grade.

	Production cash costs per gold equivalent ounce sold	All-in sustaining costs per gold ounce sold	All-in costs per gold ounce sold (excluding True North)	All-in costs per gold ounce sold (including True North)
Non-IFRS Measure(1)	$595	$968	$1,083	$1,261
(1) See Non-IFRS Performance Measures in this Press Release.

•
True North - Completed drilling and rehab activities, expect to make a production decision in the third quarter of 2016. Anticipated recovery of 8,000 - 12,000 gold ounces in second half of 2016 should Company proceed with a production decision.

•	Capital Expenditures - Spent $8.4 million at Fire Creek, $7.7 million at Midas, $5.8 million at True North, and $0.1 million at corporate for total capital spending of $21.9 million.
Recent Developments

•
Acquisitions and Equity Offering - As discussed in detail within Note 22. Subsequent Events, on July 25, 2016, Klondex entered into (1) an agreement to purchase the Hollister mine ("Hollister") and the Esmeralda mine and milling complex ("Esmeralda") and (2) an agreement for a "bought deal" private placement.

Mr. Paul Huet, President and CEO commented, "Our second quarter operational and financial performance was exceptional. We produced a record 41,436 GEOs for the quarter and generated over $23 million of operating cash flow. Our progress at True North has been beyond our expectations and we are looking forward to making a production decision in the third quarter.” Mr. Huet continued, “In less than four years, Klondex has evolved from a junior exploration company with one project at Fire Creek to become an established gold producer with multiple projects and mills in two countries. I am very proud of our team for their important contributions to our success."

2016 Full Year Outlook
Nevada Operations
We are maintaining our targeted annual production costs and GEO production, which is expected to be weighted approximately 45%-50% in the first-half of 2016 and 50%-55% in the second-half of 2016. 2016 GEO production and grades are expected to progressively increase from the first half of the year to the second half of the year following the completion of planned first-half development and silling activities. The following table outlines annual guidance (compared to actual results) and includes all-in costs per gold ounce sold measures exclusive of True North, which was acquired during the first quarter of 2016 after the release of full-year guidance:

	Fire Creek		Midas		Total		Actual
2016 Guidance	Low	High	Low	High	Low	High	Six months ended June 30, 2016
Gold equivalent ounces produced(1)	97,000	100,000	48,000	50,000	145,000	150,000	71,592
Production cash costs per GEO sold(1)(2)	$450	$500	$850	$900	$600	$650	$636
All-in sustaining costs per gold ounce sold(2)					$850	$900	$1,014
All-in costs per gold ounce sold, excluding True North(2)					$1,025	$1,075	$1,137
Capital expenditures on mineral properties, plant and equipment, excluding True North	$34,700	$36,700	$20,300	$23,300	$55,000	$60,000	$28,457
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the projected average realized gold price per ounce by the projected average realized silver price per ounce expected to be received by us in 2016.

(2) See Non-IFRS Performance Measures section in this Press Release.
True North
We expect to produce 8,000 - 12,000 gold ounces during the second half of 2016 from a combination of processing gold in tailings and test stope mining. Subsequent to June 30, 2016, we began processing tailings and at the end of July we poured our first doré bar.
Consolidated Financial Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenues	$48,010	$41,475	$83,479	$79,566
Cost of sales
Production costs	22,575	20,684	43,922	42,337
Depreciation and depletion	6,990	7,084	12,758	14,814
Gross profit	18,445	13,707	26,799	22,415
General and administrative expenses	3,237	3,023	6,589	5,798
Loss on equipment disposal	—	351	—	351
Income from operations	15,208	10,333	20,210	16,266
(Loss) gain on derivative, net	(664)	116	(1,835)	295
Finance charges, net	(1,280)	(2,149)	(2,581)	(4,285)
Foreign currency gain (loss), net	132	(1,402)	(2,207)	6,262
Business acquisition costs	(344)	—	(1,027)	—
Provision for legal settlement	(2,250)	—	(2,250)	—
Other, net	—	—	119	—
Income before tax	10,802	6,898	10,429	18,538
Income tax expense	3,654	2,982	4,387	6,511
Net income	$7,148	$3,916	$6,042	$12,027

Net income per share	$0.05	$0.03	$0.04	$0.09

2

When compared to the prior year quarter, second quarter 2016 Revenues were higher from selling an additional 5,731 gold ounces at a $53 higher average realized price, partially offset by a decrease in silver sales due to low silver grades. Production costs were in-line with expectations and decreased on a per ounce basis from the prior quarter as we benefited from an increased mining rate and higher grades due to additional working faces and sequencing abilities resulting from previously completed ore development. Depreciation and depletion increased from the prior year periods due to the sale of increased GEOs, offset by lower per ounce amounts from increased resource bases. General and administrative expenses increased in 2016 due to increased staff levels at the corporate office and severance payments. Finance charges were primarily related to the gold purchase agreement, finance leases, and the promissory note pursuant to the True North acquisition, which also resulted in business acquisition costs. Provision for legal settlement totaled $2.3 million for which no comparable amount existed in the prior year quarter.
Liquidity and Capital Resources

	Three months ended June 30,			Six months ended June 30,
	2016	2015	Change	2016	2015	Change
Net cash provided by operating activities	$23,587	$18,776	$4,811	$27,964	$23,264	$4,700
Net cash used in investing activities	(19,797)	(8,521)	(11,276)	(54,296)	(14,081)	(40,215)
Net cash provided by financing activities	2,074	890	1,184	3,309	632	2,677
Effect of foreign exchange on cash balances	159	97	62	803	(805)	1,608
Net increase (decrease) in cash	6,023	11,242	(5,219)	(22,220)	9,010	(31,230)
Cash, beginning of period	30,854	43,256		59,097	45,488
Cash, end of period	$36,877	$54,498		$36,877	$54,498
We generated $23.6 million of net operating cash flows and were provided $2.1 million from financing cash flows due to the exercise of share options and warrants; cash used in investing activities totaled $20 million. We maintained our strong financial position and as of June 30, 2016, had total liquidity of $54.5 million, consisting of $29.5 million in working capital and $25.0 million of borrowing availability under our March 2016 Revolver.

3

Second Quarter and Year To Date 2016 Summary Operational Results

	Three months ended June 30, 2016			Three months ended June 30, 2015	Change
Mine operations	Fire Creek	Midas	Total
Ore tons milled	33,968	52,226	86,194	63,059	23,135
Average gold equivalent mill head grade (oz/ton)(1)	0.91	0.26	0.52	0.56	(0.04)
Average gold mill head grade (oz/ton)	0.90	0.14	0.44	0.45	(0.01)
Average silver mill head grade (oz/ton)	0.69	8.99	5.72	8.00	(2.28)
Average gold recovery rate (%)	93.7%	93.7%	93.7%	94.4%	(0.7%)
Average silver recovery rate (%)	85.9%	85.9%	85.9%	93.6%	(7.7%)
Gold equivalent produced (ounces)(1)	29,067	12,320	41,436	33,015	8,421
Gold produced (ounces)	28,800	7,021	35,821	26,552	9,269
Silver produced (ounces)	20,148	403,212	423,360	472,473	(49,113)
Gold equivalent sold (ounces)(1)	26,160	11,707	37,914	34,189	3,725
Gold sold (ounces)	25,889	6,610	32,499	26,768	5,731
Silver sold (ounces)	20,406	387,910	408,316	543,251	(134,935)
Revenues and realized prices
Gold revenue (000s)	$32,718	$8,440	$41,158	$32,466	$8,692
Silver revenue (000s)	343	6,509	6,852	9,009	(2,157)
Total revenues (000s)	$33,061	$14,949	$48,010	$41,475	$6,535
Average realized gold price ($/oz)	$1,264	$1,277	$1,266	$1,213	$53
Average realized silver price ($/oz)	$16.81	$16.78	$16.78	$16.58	$0.20
Non-IFRS Measures
Production cash costs per GEO sold(2)	$417	$996	$595	$605	$(10)
All-in sustaining costs per gold ounce sold(2)	n/a	n/a	$968	$599	$369
All-in costs per gold ounce sold (excluding True North)(2)	n/a	n/a	$1,083	$1,000	$83
All-in sustaining costs per gold ounce sold (including True North)(2)	n/a	n/a	$1,261	$1,000	$261
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this Press Release for additional detail.

(2) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.

4

	Six months ended June 30, 2016			Six months ended June 30, 2015	Change
Mine operations	Fire Creek	Midas	Total
Ore tons milled	66,710	93,239	159,949	120,723	39,226
Average gold equivalent mill head grade (oz/ton)(1)	0.81	0.24	0.48	0.57	(0.09)
Average gold mill head grade (oz/ton)	0.80	0.13	0.41	0.47	(0.06)
Average silver mill head grade (oz/ton)	0.80	8.60	5.31	7.42	(2.11)
Average gold recovery rate (%)	93.7%	94.9%	93.9%	94.2%	(0.3%)
Average silver recovery rate (%)	87.4%	87.9%	87.8%	92.4%	(4.6%)
Gold equivalent produced (ounces)(1)	50,628	20,910	71,592	65,230	6,362
Gold produced (ounces)	50,019	11,764	61,783	53,777	8,006
Silver produced (ounces)	46,841	699,641	746,482	826,928	(80,446)
Gold equivalent sold (ounces)(1)	45,152	23,896	69,103	65,581	3,522
Gold sold (ounces)	44,434	15,029	59,463	53,903	5,560
Silver sold (ounces)	55,251	678,339	733,590	847,808	(114,218)
Revenues and realized prices
Gold revenue (000s)	$53,581	$18,258	$71,839	$65,341	$6,498
Silver revenue (000s)	866	10,774	11,640	14,225	(2,585)
Total revenues (000s)	$54,447	$29,032	$83,479	$79,566	$3,913
Average realized gold price ($/oz)	$1,206	$1,215	$1,208	$1,212	$(4)
Average realized silver price ($/oz)	$15.67	$15.88	$15.87	$16.78	$(0.91)
Non-IFRS Measures
Production cash costs per GEO sold(2)	$433	$1,019	$636	$646	$(10)
All-in sustaining costs per gold ounce sold(2)	n/a	n/a	$1,014	$693	$321
All-in costs per gold ounce sold (excluding True North)(2)	n/a	n/a	$1,137	$1,020	$117
All-in sustaining costs per gold ounce sold (including True North)(2)	n/a	n/a	$1,271	$1,020	$251
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this Press Release for additional detail.

(2) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.
As a result of increased mill throughput and higher grades at Fire Creek, during the second quarter of 2016 we produced a record 41,436 GEOs, bringing our year to date consolidated GEO production to 71,592 GEOs; which is approximately 48.5% of our annual guidance's midpoint range. 2016 operating targets anticipate GEO production and grades progressively increasing throughout the year which we expect will result in lower second half cost measures compared to the first six months of 2016. The 86,194 ore tons milled (average of 947 tons per day) represented a quarterly record and increased by an average of 131 tons per day over the first quarter of 2016, thereby accommodating planned lower ore grades in the first half of the year. Our second-half strategy entails continuing to increase the average daily milling rate at the Midas mill, which has a design capacity of 1,200 tons per day, to allow us to meet our annual production goal.
Despite planned lower first-half 2016 grades, we generated significant cash margins on a consolidated basis. Production cash costs per GEO sold decreased by $90 (or 13.1%) from the first quarter of 2016 to $595 in the second quarter of 2016, resulting in production cash costs per GEO sold of $636 for the first half of 2016. Second quarter 2016 production costs were positively impacted by increased tons and higher grades from additional working faces and sequencing abilities provided by previously completed ore development.
True North Project (Manitoba, Canada)
We expect to release an updated mineral resource estimate and be in a position to make a formal production decision in the third quarter of 2016. We have replaced 100% of the guides on the shaft and have repaired approximately 95% of the track (approximately 6,000 ft). Additional infrastructure included a new underground shop and new gear storage cut-outs, which are approximately 95% complete. We initiated testing of narrow vein long hole design to reduce dilution. We also received

5

initial metallurgical testing results on existing tailings which indicate that the tailings can be processed through the existing mill flow sheet. We began processing tailings subsequent to June 30, 2016, and at the end of July poured our first doré bar.
Webcast and Conference Call
A conference call and webcast to discuss Klondex's second quarter results will be held on Wednesday, August 10, 2016 at 10:30am ET/7:30am PT. The conference call telephone numbers are listed below.
Canada & USA Toll Free Dial In: +1 800-319-4610
Toronto: +1 416-915-3239
International: +1 604-638-5340
Callers should dial in 5 to 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company's website or by clicking: http://services.choruscall.ca/links/klondex20160810.html.
About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North mine and mill in Manitoba, Canada.
For More Information Contact:
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information"), including but not limited to information about current expectations on the timing and success of exploration and development activities, the timing and success of mining operations, the Company's ability to produce and sell gold and silver, the Company’s achievement of the full-year projections for ounce production, metal grades and production costs, the Company's ability to meet annual operations estimates, the ability to maintain average daily milling rates, the Company's capital addition expenditures, the Company's intention and ability to monetize mineralized material, the results of economic studies regarding the Company's mineral projects, the Company's financial conditions, the successful execution and project development at all of the Company's mines and projects, and related permitting the completion of the Hollister acquisition, and the completion of the equity private placement. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.
Technical Information
Scientific and technical information in this press release has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.
Non-IFRS Performance Measures
We have included the non-IFRS measures "Production cash costs per gold equivalent ounce sold", “All‐in sustaining costs per gold ounce sold”, and "All-in costs per gold ounce sold" in this press release (collectively, the "Non-IFRS Measures"). These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in

6

accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30, 2016			Three months ended June 30, 2015
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Average realized price per gold ounce sold	$1,264	$1,277	$1,266	$1,207	$1,227	$1,213
Average realized price per silver ounce sold	$16.81	$16.78	$16.78	$17.04	$16.55	$16.58
Silver ounces equivalent to revenue from one gold ounce	75.2	76.1	75.5	70.8	74.1	73.1
Silver ounces sold	20,406	387,910	408,316	33,383	509,868	543,251
GEOs from silver ounces sold	271	5,097	5,415	468	6,872	7,421
Gold ounces sold(1)	25,889	6,610	32,499	18,457	8,311	26,768
Gold equivalent ounces	26,160	11,707	37,914	18,925	15,183	34,189
Production costs	$10,912	$11,663	$22,575	$9,233	$11,451	$20,684
Production cash costs per GEO sold	$417	$996	$595	$488	$754	$605

	Six months ended June 30, 2016			Six months ended June 30, 2015
	Fire Creek	Midas	Total	Fire Creek	Midas	Total
Average realized price per gold ounce sold	$1,206	$1,215	$1,208	$1,208	$1,222	$1,212
Average realized price per silver ounce sold	$15.67	$15.88	$15.87	$17.30	$16.75	$16.78
Silver ounces equivalent to revenue from one gold ounce	76.9	76.5	76.1	69.8	73.0	72.2
Silver ounces sold	55,251	678,339	733,590	44,970	802,838	847,808
GEO from silver ounces sold	718	8,867	9,640	629	10,968	11,678
Gold ounces sold(1)	44,434	15,029	59,463	36,540	17,363	53,903
Gold equivalent ounces	45,152	23,896	69,103	37,169	28,331	65,581
Production costs	$19,569	$24,353	$43,922	$18,192	$24,145	$42,337
Production cash costs per GEO sold	$433	$1,019	$636	$489	$852	$646
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.

7

All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations; therefore, capital amounts related to expansion and growth projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Production costs	$22,575	$20,684	$43,922	$42,337
General and administrative expenses	3,237	3,023	6,589	5,798
Decommissioning provision accretion	137	91	275	187
Sustaining capital expenditures	12,363	1,249	21,162	3,284
Less: Silver revenue	(6,852)	(9,009)	(11,640)	(14,225)
All-in sustaining costs	31,460	16,038	60,308	37,381
Gold ounces sold(1)	32,499	26,768	59,463	53,903
All-in sustaining costs per gold ounce sold	$968	$599	$1,014	$693
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
We define sustaining capital expenditures as those costs which are required to sustain current gold ounce production levels. As such, sustaining capital expenditures exclude amounts for exploration activities, mine development, and permitting activities related to long-term growth and expansion efforts. For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section of the MD&A.

8

All-in Costs per Gold Ounce Sold
All-in costs per gold ounce sold includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine or project. We calculate our all-in costs per gold ounce sold by beginning with the all-in sustaining costs total and adding non-sustaining (growth) capital expenditures and other costs not related to current operations (table in thousands, except ounces sold and per ounce amounts):

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
All-in sustaining costs	$31,460	$16,038	$60,308	$37,381
Non-sustaining capital expenditures (excluding True North)	3,725	10,729	7,295	17,602
All-in costs (excluding True North)	35,185	26,767	67,603	54,983
Gold ounces sold(1)	32,499	26,768	59,463	53,903
All-in costs per gold ounce sold (excluding True North)	$1,083	$1,000	1,137	1,020

All-in costs (excluding True North)	35,185	26,767	67,603	54,983
Non-sustaining capital expenditures (True North)	5,812	—	7,953	—
All-in costs	40,997	26,767	75,556	54,983
Gold ounces sold(1)	32,499	26,768	59,463	53,903
All-in costs per gold ounce sold	$1,261	$1,000	$1,271	$1,020
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement; see Notes 7 and 9.
For a reconciliation of our sustaining and non-sustaining (growth) capital expenditures see the Investing Cash Flows part of the Financial Position, Liquidity, and Capital Resources section of the MD&A.

9